

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Kenneth L. Fish
Chief Financial Officer
Nautilus, Inc.
16400 SE Nautilus Drive
Vancouver, WA 98683

> **Re: Nautilus, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 01-31321**

Dear Mr. Fish:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief